UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 10, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kansas City Southern de Mexico S.A. de C.V.

File No. 333-08322 - CF#25100

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Kansas City Southern de Mexico S.A. de C.V. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 27, 2010.

Based on representations by Kansas City Southern de Mexico S.A. de C.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through April 28, 2030
Exhibit 10.2	through April 28, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support